TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GOLD

2012 OUTLOOK

Vancouver, BC, Canada – March 1, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has acquired a portfolio of 16 exploration projects in Nevada, Alaska and Colombia of which 9 are in earn-in funding agreements with industry partners.  Miranda is a generative exploration company that employs the joint venture business model where partners fund exploration and drilling programs on Miranda’s projects to earn an interest in that project.

In 2011, Miranda saw the most spending (~$5.5 M) and the most amount of drilling (~13,000 m, 43,000 ft) on Miranda’s projects by its partners in its history. It is possible that 2012 spending and drilling will surpass that of 2011.

Although not all of the funding partners have approved drill programs Miranda is expecting all of them to maintain the earn-in agreements. This is critical to the exploration process as commitment and continuity are typically needed to advance ideas and test targets and ultimately result in discoveries. Discoveries are made with the drill and Miranda has knowledgeable industry partners that understand this process. Currently we expect 8 of the 9 projects that are in earn-in agreements to be drill tested in 2012 potentially resulting in total exploration expenditures of approximately $7 million. It is too early to calculate the number of drill holes or the total amount of drilling but the following table summarizes our current earn-in agreements as well as when drilling is anticipated to start. In 2012, Miranda hopes to secure funding partners for the remainder of our portfolio as well as continuing generative exploration to increase that portfolio by acquiring more projects.

2012 PARTNER ACTIVITIES

PROJECT	PARTNER	YEAR	LOCATION	START DATE	BUDGET
Pavo Real	Red Eagle Mining Corporation ("Red Eagle")	2	Colombia	January	$2,200,000
Cajamarca	Red Eagle	2	Colombia		$200,000
Red Hill	NuLegacy Gold Corporation ("NuLegacy")	3	Nevada	April	$1,050,000
Coal Canyon	NuLegacy	2	Nevada	June	incl. in Red Hill
Angel Wing	Ramelius Resources Ltd. ("Ramelius")	2	Nevada	June	$750,000
Big Blue	Ramelius	2	Nevada	June	$650,000
Red Canyon	Montezuma Mines Inc. ("Montezuma")	4	Nevada	May	$800,000
Taz	Navaho Gold Ltd. ("Navaho")	2	Nevada	June	$600,000
Ester Dome	Agnico-Eagle (USA) Limited ("Agnico-Eagle")	2	Alaska	June	$700,000
9 projects					$6,950,000

Note:  year column is the agreement year.  The budget estimates are based on the greater of the minimum funding for each agreement year or the amount approved by that funding partner.

PROJECT DETAILS

2012 is the first year that Miranda has had an active drill program in January. Colombia is not only a frontier jurisdiction but also a climate whereby field work, including drilling, can be conducted year round.  In mid-December 2011, Red Eagle began drilling on the Pavo Real project (see photos on our Flickr account at www.flickr.com/photos/mirandagold/sets).  Red Eagle is currently drilling its fourth hole in a total drill program of 5,000 m (16,404 ft) approved and budgeted.  Assays are pending for most of the holes and drill results will be released when available and analyzed. This first round of drilling should be completed in April and pending positive results a second program could be initiated later in the year. Cajamarca is Miranda’s second project in Colombia in a funding agreement with Red Eagle. To date an air magnetic survey and reconnaissance style stream sediment and rock chip sampling have been conducted on the property. Red Eagle’s plans for 2012 have not been finalized.

In Nevada, Miranda is also expecting an early drill season. NuLegacy will begin drilling in April at Red Hill. A total of eight to ten holes are anticipated to be drilled with at least two and likely three of these being offsets of BRH-13, a previous hole that intersected 13.7 m of 8.13 g Au/t (45 ft of 0.237 oz Au/t) This exciting project lies 10 km (6 mi) southeast of Barrick Gold’s new Cortez district discoveries, Red Hill (same name as our property) and Goldrush, where a gold resource of 7.0 million ounces has been announced by Barrick. Miranda’s exploration team believes that these deposits are controlled by en-echelon faults that trend to the southeast. Miranda’s Red Hill project is the next known gold occurrence to the southeast of Barrick’s new discoveries.  For more details on the Barrick discovery and Miranda’s project please see the end of the year Newsletter which is archived at www.mirandagold.com. NuLegacy will also drill one hole at Coal Canyon which is included in the Red Hill earn-in agreement.

Funding partner, Ramelius, a mid-tier Australian producer has committed to additional drilling at both Angel Wing and Big Blue in Nevada. Drilling results from 2011 demonstrated that the Angel Wing vein systems are wider than expected. Geologists from both companies have examined the drill cuttings and core from the 2011 work and believe the mineralogy and textures encountered indicate that the drilling intersected the veins above any prospective gold rich window in a typical epithermal system. The 2012 program is being designed to test the veins at deeper intervals.  At Big Blue near surface, oxidized gold mineralization was intersected in upper plate rocks including 25.9 m of 0.75 g Au/t and 16.8 m of 0.86 g Au/t (85 ft of 0.022 oz Au/t and 55 ft of 0.025 oz Au/t). This near surface gold mineralization is interpreted to represent leakage from a deeper buried Carlin-type system. Lower-plate carbonate rocks act as better host rocks in Carlin-type deposits. The final drill hole in 2011, encountered altered lower-plate carbonate rocks that were significantly anomalous in both arsenic and mercury albeit containing only weak gold mineralization. This 2011 hole was lost due to poor ground conditions encountered during drilling and before intersecting the entire carbonate sequence. The 2012 program will re-drill the area of high arsenic and mercury, located below the near surface gold mineralization in the hopes that better gold grades will be encountered deeper in the system.

At Red Canyon, Nevada, Montezuma successfully expanded gold mineralization at the Ice Zone target and tested one new area.  At least six additional target areas remain to be tested and Miranda is hopeful that Montezuma will receive its board approval and funding for additional drilling in 2012.

Miranda’s second Australian partner, Navaho, completed only one hole in 2011 at the Taz project, Nevada. This core hole drilled to 732 m was designed to test the entire carbonate stratigraphic section. Final assays from this hole are pending. Navaho is formulating its exploration program for 2012.

Finally, Agnico-Eagle has an approved 2012 budget of $700,000 for drilling at Ester Dome, Alaska. In 2011, in its first year at Ester Dome a significant amount of the exploration budget went towards completing a soil grid and defining drill targets. Six holes were drilled with four intersecting low-grade gold mineralization. Most of the 2012 budget will be allocated towards drilling which could begin as early as mid-May.

Miranda continues to seek and evaluate properties and submittals in both Colombia and Nevada. During the last five months, Miranda has evaluated over forty submittals in Colombia. Five properties continue to be of interest and the company has initiated negotiations on two of these properties.  A potential funding partner has been identified for one of these properties so the company is optimistic that we will continue to execute the project generator/joint venture model in Colombia. According to Miranda’s President, Ken Cunningham, “the prospect generator and joint venture business model is extremely attractive in challenging markets such as what we have seen in the last few years.  We are pleased to be able to offer our shareholders numerous chances for discovery while conserving our treasury”.

Miranda has also strengthened both our Nevada and Colombia exploration teams.  Candice Dykeman has accepted a position as Senior Geologist tasked with overseeing Miranda’s Nevada generative program. Candace has over 30 years of exploration experience. Claudia Naranjo Ruiz joined Miranda’s Colombian team as a Senior Geologist in February, 2012. Claudia has worked in both the private sector and for the Colombian government as a geologist for over 15 years.  Claudia will assist in both acquisition evaluations and in project management.  Miranda is pleased to have attracted both of these individuals in this very competitive market.

All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Vice President of Exploration Joe Hebert, C.P.G., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Limited, Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others:  the earn-in funding agreements with partners being maintained by those partners, the timing and amount of planned exploration programs, the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.